

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2011

Via E-mail
Shawn Singh
Chief Executive Officer
VistaGen Therapeutics, Inc.
384 Oyster Point Blvd., No. 8
South San Francisco, CA 94080

> **Re:** **VistaGen Therapeutics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 2, 2011**
> **File No. 000-54014**

Dear Mr. Singh:

We have limited our review of your proxy statement to the issue we have addressed in our comment. Please respond to this letter by amending your preliminary proxy statement accordingly. If you do not believe our comment applies to your facts and circumstances, please tell us why in a response.

After reviewing your amended preliminary proxy statement or any information you provide in response to this comment, we may have additional comments.

Proposal to Amend the Company's Articles of Incorporation, page 4

1. Your proposal to amend your Articles of Incorporation to authorize the issuance of 10,000,000 shares of preferred stock does not state whether you have any current plans, agreements, understandings, etc., written or oral, with respect to these preferred shares. If you have any such plans, agreements, understandings, etc., written or oral, please note this in your disclosure and describe them. If you have none, please include a statement to that effect.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey Riedler
Assistant Director